One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

July 23, 2010

Via Overnight Delivery

Ms. Margaret M. Guzzetti
Corporate Secretary
Herley Industries, Inc.
3061 Industry Drive
Lancaster, PA 17603

Re: Appointment of Director

Dear Ms. Guzzetti:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Herley Industries, Inc. ("Herley") that GAMCO is recommending Jack Liebau for appointment as an independent director of Herley in accordance with the terms of the Stipulation and Agreement of Compromise, Settlement and Release entered into by Herley in connection with the litigation In Re Derivative Litigation, Herley Industries, Inc., No. 06-CV-2964 (JRS), U.S. District Court, Eastern District of Pennsylvania.

Biographical information and a consent form for Mr. Liebau is enclosed.

GAMCO currently is the beneficial owner of approximately 2,720,908 shares of the common stock of Herley, representing 19.9% of the outstanding shares. GAMCO has affiliates that own an additional 1,026,750 shares of the common stock of Herley (7.5% of the outstanding shares). The beneficial ownership of GAMCO and its affiliates is disclosed in the Schedule 13D amendments filed on their behalf. The Schedule 13D amendments also disclose, among other things, the shares over which GAMCO exercises voting control, and that the power to vote approximately 745,700 shares of the common stock of Herley beneficially owned by Gabelli Funds, LLC, an affiliate of GAMCO, is exercised by proxy voting committees of each of the mutual funds that own these shares. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO and its affiliates, dated July 6, 2010, is enclosed.

GAMCO intends to continue to own the shares of Herley through the date of Herley's 2011 annual shareholder meeting.

GAMCO strongly supports Mr. Liebau for appointment to the Board of Directors of Herley.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Herley's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, or should you require any additional information, please contact me at the above address. GAMCO reserves all rights available to it under applicable law.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

F. JACK LIEBAU, JR.
1382 Bedford Rd.
San Marino, CA 91108
(626) 449-4900

PROFESSIONAL EXPERIENCE:

LIEBAU ASSET MANAGEMENT CO., LLC, Pasadena, California.   2003-present

Founder and President of investment management firm, which manages money for individuals, foundations, and corporations. Responsibilities include portfolio management, research, marketing, serving as Chief Compliance Officer, and all financial and other administrative duties.

PRIMECAP MANAGEMENT COMPANY, Pasadena, California.   1986-2003

Partner and portfolio manager at PRIMECAP, which manages $60 billion of equities for institutional and mutual fund clients. One of four managers for the Vanguard PRIMECAP and Vanguard Capital Opportunity Funds, both with Morningstar's top five-star ranking. Charged with client recruitment and retention. Responsible for compliance, proxy voting, and other administrative matters.

CAPITAL RESEARCH COMPANY, Los Angeles, California.   1984-1986

Equity analyst following media and entertainment industries for Capital. Prepared comprehensive reports for portfolio managers on advertising, broadcasting, and newspaper industries. Visited, then prepared research reports with investment recommendations for more than thirty media companies.

LOS ANGELES TIMES, Los Angeles, California.   Summers 1980, '81, '83

Reporter for The Times, 1980 and 1981. In 1983, served as Assistant to Publisher Tom Johnson. Worked in every division at the newspaper (including finance, marketing, advertising, production and circulation). At publisher's request, drafted a comprehensive report with specific suggestions for improving operations and developing efficiencies within each division.

THE WHITE HOUSE, Washington, D.C.   June-December, 1982

Salaried press aide in White House Press Office for Vice President George Bush. Traveled extensively with the Vice President. Responsibilities included conducting press advance and arranging out-of-town press interviews during the mid-term election season.

EDUCATION:

Stanford University, A.B., Economics (with honors).   1985
Phillips Academy, Andover, Massachusetts.   1981

OTHER:

- Guest Commentator on CNBC, Bloomberg TV/ Radio; quoted extensively in financial press.
- Corporate Director, Media General, Inc. (2008-09).
- Published in *Barron's, Los Angeles Times, The Blood-Horse, California Thoroughbred.*
- Director and Finance Committee Chair, Kidspace Children's Museum.
- Director and CFO, Edwin Gregson Foundation.
- Director, California Thoroughbred Backstretch Employees Pension Plan.
- Director and Past President, Andover/Abbot Association of Southern California.

Birthdate: September 30, 1963.
Married (wife: Carol).



July 21, 2010

Ms. Margaret M. Guzzetti
Corporate Secretary
Herley Industries, Inc.
3061 Industry Drive
Lancaster, PA 17603

Re: Director Recommendation

Dear Ms. Guzzetti:

I understand that GAMCO Asset Management Inc. ("GAMCO") has recommended me as an independent director to be appointed to the Board of Directors of Herley Industries, Inc. ("Herley") in accordance with the terms of a Stipulation and Agreement of Compromise, Settlement and Release entered into by Herley.

I hereby consent to being recommended for appointment to the Board by GAMCO and to serving as a director of Herley if so appointed.

Sincerely,

J. Jack Liebau

Jack Liebau, JR.

Most recent Schedule 13D referenced in letter, filed on July 6, 2010 (complete filing available on EDGAR)